Exhibit 99.8

SCHEDULE II – EXTENDICARE INC VALUATION AND QUALIFYING ACCOUNTS
(thousands of dollars)

		Additions			Subtractions
				Additions
		Provisions	Additions	(Subtractions)
	Balance at	for Losses	from	from	Subtractions	Written off	Balance
Allowance for	Beginning	on Accounts	Acquisitions/	Foreign	from	Net of	at End
Doubtful Accounts	of Period	Receivable	Divestitures	Exchange	Divestitures	Recoveries	of Period
Year ended:
December 31, 2001	26,037	9,085	5,443	1,418	–	17,508	24,475
December 31, 2002	24,475	17,705	–	(259)	–	25,697	16,224
December 31, 2003	16,224	15,672	–	(2,938)	–	12,536	16,422